Exhibit 99.3

 Integrated Developer, Owner and Operator of Renewable Energy Projects  Investors Presentation  December 2022

 2  General:  The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including our Annual Report on Form 20-F for the year ended December 31, 2021, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.  Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law.  Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year.  This presentation and the information contained herein are the sole property of the Company and cannot be published, circulated or otherwise used in any way without our express prior written consent.  Information Relating to Forward-Looking Statements:  This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements included in this presentation , other than statements of historical facts, are forward-looking statements. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects, income, expenses and other aspects of our business are based on current expectations that are subject to risks and uncertainties and are based on the current government tariff and/or commercial agreements relating to each project and on the current or expected licenses and permits of each project. In addition, the details, including projections, concerning projects that are under advanced development or early stage development that are included in the presentation are based on the current internal assessments of our management and there is no certainty or assurance as to our ability to advance or complete these projects, as the advancement of such projects requires, among other things, approvals, land rights, permits and financing (both equity and project financing). The use of certain words, including the words “estimate,” “project,” “intend,” “expect”, ”plan”, “believe,” “will” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including inability to obtain financing required for the development and construction of projects, changes in the market price of electricity and in demand for electricity, regulatory changes, including extension of current rules or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain and Italy, increases in interest rates, inability to obtain permits, timely or at all, delays in the development, construction or commencement of operations of the projects under development, the impact of continued war between Russia and Ukraine, including its impact on electricity prices, the availability and prices of raw materials, components and equipment, and disruptions in supply, changes in the climate, the impact of the Covid-19 pandemic on our operations and projects, including in connection with steps taken by authorities in countries in which we operate, limited scope of projects identified for future development, our inability to reach the milestones required under the conditional license of the Manara project, fluctuations in exchange rates, changes in the supply and prices of resources required for the operation of our facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants we own. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  Disclaimers

 Investor Highlights  Financial and technological expertise  Active in various markets and locations  From development to operation  Trusted by financial institutes and banks  Renewable energy as a long term, adaptable business  Ongoing growth with conservative leverage ratios  Public company traded in TASE & NYSE American for 637M NIS as of December 28, 2022

 Our Vision  4  To be ahead of the curve in green energy generation and storage technologies.  To be a profitable and sustainable business based on enhanced financing strategies and advanced technological expertise.  To provide comprehensive solutions, from development to operation, enabling a stable supply of renewable energy from varied sources.  To protect the environment and benefit society by providing clean and cheap energy from renewable sources.

 Our Objectives  Energy Revolution as a Long-Term, Profitable Business  Continuous Growth  Growing our renewable energy and power generation activities  from development to  operation – in Europe and Israel  Constant Cash Flow  Creating continuous cash flow from various assets in diverse renewable energy and energy storage applications  Monetary Policy  Maintaining conservative leverage ratios and monetary strength

Business Development Roadmap

2019

Acquired remaining 49% of NL biogas projects

Sold 49% of Talasol

Financial closing and start construction in Talasol

Sold 22.6 MW Italian PV portfolio with profit of ~ 19Mil €

Executed 2 Framework Agreements for the Development of 515 MW PV Projects in Italy

2020

Talasol connection to the grid (December 2020)

Won 20 MW PV + storage in a quota tender process published by the Israeli Electricity Authority
Project includes:
40 MWH DC power
80 MWH battery storage

Acquired Gelderland biogas project in the Netherlands, with a permit to produce ~ 7.5 million Nm3 per year and actual production capacity of ~ 9.5 million Nm3 per year

2021

Manara PSP, commencement of work of the EPC contractor (April 2021)

Ellomay Solar 28 MW PV in Spain 90 % of construction completed

35 MW Italy PV ready for construction

87 MW project in Italy receive the authorizations required for the building and operation of the PV facility (AU)

437 MW PV in Italy in advanced development stage

2022

Talasol refinance at approximately 3% fixed interest rate with a term of 23 years, with approximately 75% leverage

180 MW PV in Italy received permits and are in ready to build status

Ellomay Solar 28 MW PV in Spain connected to grid

20 MW PV in Italy under construction

ellomay
CAPITAL LIMITED

6

Financial Forecast

(in millions of Euro)



Expected construction
20 MW PV
Expected construction
225 MW PV
Expected construction
243 MW PV
Expected construction
352 MW PV (1)
Expected construction
220 MW PV
Expected commercial operation
of the Manara PSP
200
160
120
80
40
0
Adjusted Revenues
Adjusted EBITDA from projects
Adjusted FFO from projects

	2022 (E)	2023 (E)	2024 (E)	2025 (E)	2026 (E)
Adjusted Revenues	~65	~83	~111	~165	~202
Adjusted EBITDA from projects	~39	~53	~86	~136	~154
Adjusted EBITDA	~32	~46	~79	~129	~147
Adjusted FFO from projects	~29	~36	~55	~94	~114
Adjusted FFO	~18	~24	~41	~76	~96
Net Profit	~3	~7	~19	~38	~39

(1) Of total expected 352 MW, 63 MW are under advanced development

- The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
- Includes the Company's share in Dorad. The Company's share in Dorad is presented based on expected distributions of profits and not on the basis of equity gain using the equity method
- The Talasol PV plant's and the Manara PSP expected revenues, Adjusted EBITDA and Adjusted FFO include minority holdings
- Adjusted FFO is presented after projects and corporate financing and tax expenses
- The projections were prepared based on the assumption that new facilities in Italy will be financed up to 60% by project finance and the reminder will be financed using funds that will be raised mainly via the issuance by the Company of debentures to the public in Israel

Clarification: The update to the previously published projected Financial forecast is mainly due to Higher Electricity and gas prices in Accordance with current projections. The projections are based on current timelines and plans. The actual Achievement of the timelines and Schedules is subject to many risks and uncertainties, some of which are not within the Company's control

See appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures ellomay
CAPITAL LIMITED
7

 Development Projects – Growth  Early StageDevelopment 800 MW  Under Advanced Development 351 MW  Under / Ready for Construction 356 MW  Connected to the grid 444 MW   Italy+ Spain +Israel - aggregated 800 MW PV   Israel - 40 MW PV + Storage   Italy - 311 MW PV  Manara Cliff, Pumped Storage - 156 MW   Italy - 200 MW PV    Spain – 335.9 MW PV  Israel - 9 MW PV  Biogas - Netherlands  Dorad Power Station

 Diverse Green Energy Infrastructure  Development, Construction, Operation   Solar Energy | PV   Waste to Energy | Bio Gas   Clean Energy | Natural Gas   Energy Storage | Pumped Storage  9

Projects Summary

(EUR Millions)

Projects	% Ownership	License	Capacity MW	Expected Annual Revenues in 2023	Expected Annual Adjusted EBITDA in 2023	Expected Annual Adjusted FFO in 2023	Expected Debt as of December 31, 2022	Expected interest on loans in 2023	Expected principal repayment on bank loans in 2023	Expected Cash flow in 2023
Connected to the grid and operating										
Spain – Talasol PV (1)	51%		300	38	28	19	165	6.1 (2)	7.4	12
Spain – 4 PV	100%	2041	7.9	4.3	3.3	2.5	13.4	0.4	1.1	1.5
Spain – Ellomay Solar PV	100%		28	9	5.5	4.6	-	-	-	4.6
Israel – Talmei Yosef PV (3)	100%	2033	9	4.2	3.6	2.4	16	0.9	1.9	0.6
The Netherlands – Biogas	100%	2031	19 base load	17	4.1	3.8	10	0.3	2.3	1.5
Israel – Dorad (based on 2021 reports) (4)	~9.4%	2034	860 (the company's share is ~ 80)	52	12	-	-	-	-	3
Total Installed			444 MW							

(1) For 100% holding. The Company's share is 51%

(2) Includes 1.2 EUR million interest on loans granted by the minority shareholders of Talasol

(3) The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12 (as it is presented in the Company's financial statements)

(4) The figures represent the Company's share

ellomay CAPITAL LIMITED

See Appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures

10

 Projects Summary(EUR Millions)  * On an average basis for 100% holding. The Company’s share is ~ 83.34%. Based on the NIS/EUR exchange rate as of December 31, 2021 : NIS 3.5199/1 EUR.  The Company will be required to raise additional funds in order to fulfill its development plans  ** On an average basis for the first five years of operations.   Projects  % Ownership  Expected timeline  MWp/ MWp/h  Expected Annual Revenues  Expected Annual EBITDA   Expected Annual    FFO   Expected Cost  Under / Reay for Construction  Israel – Manara Cliff  83.34 %  Expected production start: 2026  156  74 (*)  33 (*)  23 (*)  476  Italy - PV  100%  Expected production start: 2023-2024  200  40 (**)  36 (**)  26 (**)  213  Total Under / Ready for Construction  356 MW  Under Development  Israel - PV + Storage  100%  Expected construction start: 2023-2024  40              Italy – PV Advanced Development  100%  Expected construction  start: 2024-2025  311              Italy & Spain & Israel  PV Early stage development  100%     800              Total Under Development  1151 MW

 12  Waste-to-Energy (Biogas) Projects  G.G.GELDERLAND

 Waste-to-Energy(Biogas) Projects  See Appendix C for reconciliation and disclosure regarding the use of non-IFRS financial measures  EUR Millions  2022 (E)  2023 (E)  2024 (E)  2025 (E)  2026 (E)  Revenues  12.7  17  22.2  18  17.8  Cost of Sale  (9.1)  (10.3)  (10.4)  (10)  (9.9)  Gross Margin  3.6  6.7  11.8  8  7.9  Opex  (2.6)  (2.6)  (2.8)  (2.8)  (2.8)  EBITDA  1  4.1  9  5.2  5.1  Interest on bank loans  (0.4)  (0.3)  (0.3)  (0.2)  (0.1)  Taxes on income  -  -  -  -  -  Adjusted FFO  0.6  3.8  8.7  5  5

 PSP MANARA  View of the MAIN ENTRANCE PORTAL and LOW PRESSURE PORTAL  LOWER RESERVOIR  MAIN ENTRANCE TUNNEL  Under construction

Israel - Manara Cliff Pumped storage project

Ownership:
Ellomay Capital Ltd.: 83.34 %
AMPA Investments Ltd.: 16.66%*

Plant type:
pumped hydro storage plant

Location:
Manara Cliff - Israel

Expected Capacity:
156 MW

Expected Cost:
~EUR 476M

Commencement of construction works:
April 2021

Expected Revenues **:
~74M EUR

Expected EBITDA:**
~33M EUR



Total storage capacity ~ 1900 MWh

* Sheva Mizrakot Ltd. holds 25% of the Manara project. 66.67% of Sheva Mizrakot is owned by Ampa Investments Ltd. (representing 16.66% of the Manara project) and the remaining 33.33% are indirectly owned by the Company (representing 8.34% of the Manara project).

** On an average basis for 100% holding per annum. The Company's share is ~ 83.34%. Based on the NIS/EUR exchange rate as of December 31, 2021 : NIS 3.5199/1 EUR

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CAPITAL LIMITED

15

 Manara Cliff - Upper Reservoir

 Manara Cliff - Main Access Tunnel

 Manara Cliff - Lower reservoir - Wick Drains

 The Pumped Hydro Storage method stores energy in the form of gravitational potential energy of water, pumped from a lower elevation reservoir to a higher elevation.  365/24/7  Energy storage enables stable power delivery all day and all year round.  Pumped Hydro StorageMarket Overview  https://www.gminsights.com/industry-analysis/pumped-hydro-storage-market  2017:  worth over USD 300 Billion  2024:  Cumulative installation  is set to exceed 200 GW

 Spain – Talasol  Acquired:  2017  Capacity:  300 MW  Plant type:  1 PV plant  Starting power production: December 2020  Location:  Talaván, Cáceres, Spain  Final Cost:   227M EUR  Expected Annual Revenue*:  EUR 29-30M  * On an average annual basis. Forecast is provided for 100% holding (the Company’s share is 51%)  Talasol 300 MW PV Plant

 Framework Agreementsfor the Development of 1020 MW PV Projects in Italy  Expected Capacity:  1,020 MW  Expected construction:  20 MW – 2022  185 MW – 2023  243 MW – 2024  352 MW – 2025  220 MW – 2026  Location:  Italy  ExpectedCost:  ~900-940 MIL EUR  Signed:  2020  Plant type:  Multi PV plants   מחכה לתמונה איכותית

 PV + Storage in Israel  Tender winning date  July 14, 2020  Location  Israel  Total installed capacity (MWh) –DC*  40  Total installed capacity (MWh, Calc.) –AC*  20  % of electricity through battery  19.7%  Expected annual power production (MW)  72,771  Expected construction cost  NIS 160 M  Tariff (Ag)  19.90  License operation period (years)  23  * This capacity may include more then one project  * Source: https://www.nrel.gov/research/publications.html

Key Balance Sheet Figures
(EUR thousands)

	December 31, 2020	% Of BS	December 31, 2021	% Of BS	Sep 30, 2022	% Of BS
Cash and cash equivalent, deposits and marketable securities	76,719	17%	71,585	13%	50,338	8%
Financial Debt*	280,893	61%	356,194	65%	382,548	64%
Financial Debt, net*	204,174	44%	284,609	52%	332,210	56%
Property, plant and equipment net (mainly in connection with PV Operations)	264,095	57%	340,065	62%	366,825	61%
Investment in Dorad	32,234	7%	34,029	6%	34,972	6%
CAP*	405,919	88%	470,301	85%	436,573	73%
Total equity	125,026	27%	114,107	21%	54,025**	9%
Total assets	**460,172**	**100%**	**551,979**	**100%**	**596,844**	**100%**

* See Appendix B for calculations

** The changes in the financial power swap that covers approximately 80% of the output of the Talasol PV Plant (the "Talasol PPA") are recorded in the Company's shareholders' equity through a hedging reserve. The Talasol PPA experienced a high volatility due to the substantial increase in electricity prices in Europe and as of September 30, 2022, the total impact of the changes in fair value of the Talasol PPA amounted to an approximately €81.7 million decrease in the Company's shareholders' equity. **The adjusted equity as defined under the deed of trust governing series C and Series D debentures amounts to approximately €135.7 million**

ellomay CAPITAL LIMITED

23

 Key Financial Ratios  December 31,  2020  December 31,  2021  Sep 30,  2022  Financial Debt to CAP *  69%  76%  88%  Financial Debt, net to CAP *  50%  61%  76%  Adjusted Financial Debt, net to Adjusted CAP, net *   5.1%  34.5%  34.1%  * See Appendix B for calculations

 Summary  Renewable energy industry enjoys favorable business prognosis and supportive regulation  Competitive pricing, no need for governmental  subsidizing  High segmental and geographic diversity. Revenue not dependent on a specific project  Long term agreements reduce demand market risk  Value based financing policy with conservative leverage, high capital and investment ratios  Continuous growth. Sustainable, proven business experience  21

Appendix A – Adjusted Revenue, Adjusted EBITDA and Adjusted FFO

Use of NON-IFRS Financial Measures

Adjusted Revenues, Adjusted EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) is calculated by adding tax and financing expenses to EBITDA. The Company uses the terms "Adjusted Revenues," "Adjusted EBITDA" and "Adjusted FFO" to highlight the fact that in the calculation of these non-IFRS financial measures the Company presents the revenues from the Talmei Yosef PV plant under the fixed asset model and not under IFRIC 12, presents its share in Dorad based on distributions of profit and not on the basis of equity gain using the equity method and includes the financial results of Talasol for the period prior to achievement of PAC that were not recognized in the profit and loss statement based on accounting rules. The Company presents these measures in order to enhance the understanding of the Company's operating performance and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account our commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate Adjusted Revenues, Adjusted EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company's operating performance. We cannot, without unreasonable effort, forecast the financial results of Dorad, which are included in our financial results as an equity accounted investee, as Dorad's results are based on items that cannot be predicted, including demand, indexation effects and natural gas costs. In addition, items included in our projected net profit (loss) and in the projected reconciliation, are impacted by items that are difficult to predict in advance and are not within our control, including, but not limited to, foreign exchange rate fluctuations, equity compensation costs, impairment and (gain) loss on sale of businesses. Therefore, the items included in the reconciliation are included based on our current estimates and information known to us. A reconciliation between measures on an IFRS and non-IFRS basis is provided in this slide.

Reconciliation of Net Income to Adjusted EBITDA & Adjusted FFO (in € millions)

	2022 (E)	2023 (E)	2024 (E)	2025 (E)	2026 (E)
Revenues	~59	~77	~105	~158	~195
The Company's share in Dorad's distributions of profits	~3	~3	~3	~4	~4
Adjustment to fixed asset model in connection with the PV Plant located in Talmei Yosef	~3	~3	~3	~3	~3
Adjusted Revenues	~65	~83	~111	~165	~202
Net income for the period, adjusted as set forth in the notes below	~3	~7	~19	~38	~39
Financing expenses	~13	~18	~29	~35	~37
Taxes on income (tax benefit)	~2	~4	~9	~18	~19
Depreciation	~14	~17	~22	~38	~52
Adjusted EBITDA	~32	~46	~79	~129	~147
Interest on bank loans, debentures and others	~(12)	~(18)	~(29)	~(35)	~(33)
Taxes on income paid in cash	~(2)	~(4)	~(9)	~(18)	~(18)
Adjusted FFO	~18	~24	~41	~76	~96
Adjusted EBITDA	~32	~46	~79	~129	~147
G&A corporate	~5	~5	~5	~5	~5
Project development costs	~2	~2	~2	~2	~2
Adjusted EBITDA from projects	~39	~53	~86	~136	~154
Adjusted FFO	~18	~24	~41	~76	~96
G&A corporate	~5	~5	~5	~5	~5
Project development costs	~2	~2	~2	~2	~2
Interest on debentures	~4	~5	~7	~11	~11
Adjusted FFO from projects	~29	~36	~55	~94	~114

- The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
- The Company's share in Dorad is presented based on distributions of profits and not on the basis of equity gain using the equity method
- The expected revenues, Adjusted EBITDA and FFO of the Talasol PV plant include minority holdings
- Adjusted FFO is presented after projects and corporate financing and tax expenses ellomay
CAPITAL LIMITED

26

Appendix B – Leverage Ratios

Leverage ratios according to adjusted net financial debt and adjusted net equity

€ thousands	31/12/2020	31/12/2021	30/9/2022
Current liabilities			
Current maturities of long term bank loans	(10,232)	(126,180)	(12,417)
Current maturities of long term loans	(4,021)	(16,401)	(10,000)
Debentures	(10,600)	(19,806)	(19,785)
Non-current liabilities			
Long-term bank loans	(134,520)	(39,093)	(219,658)
Other long-term loans	(49,396)	(37,221)	(21,697)
Debentures	(72,124)	(117,493)	(98,991)
Financial Debt (A)	**(280,893)**	**(356,194)**	**(382,548)**
Less:			
Cash and cash equivalents	(66,845)	(41,229)	(48,487)
Marketable Securities	(1,761)	(1,946)	(1,851)
Short term deposits	(8,113)	(28,410)	-
Financial Debt, net (B)	**(204,174)**	**(284,609)**	**(332,210)**
Total equity (C)	(125,026)	(114,107)	(54,025)
Financial Debt (A)	(280,893)	(356,194)	(382,548)
CAP (D)	**(405,919)**	**(470,301)**	**(436,573)**
Financial Debt to CAP (A/D)	69%	76%	88%
Financial Debt, net to CAP (B/D)	50%	61%	76%

Leverage ratios according to the Company's balance sheet

€ thousands	31/12/2020	31/12/2021	30/9/2022
Financial Debt			
Bank loans (*)	144,752	165,654	235,871
Other long-term loans	53,417	53,622	31,697
Debentures (*)	82,724	139,664	120,490
Other interest bearing liabilities	9,702	3,996	-
Financial Debt (A)	290,595	362,936	388,058
Less:			
Project finance and related hedging transactions	(207,739)	(223,272)	(267,568)
Cash and cash equivalents	(66,845)	(41,229)	(48,487)
Marketable Securities	(1,761)	(1,946)	(1,851)
Short term deposits	(8,113)	(28,410)	-
Adjusted Financial Debt, net (A) (**)	**6,137**	**68,079**	**70,152**
Total equity	125,026	114,107	54,025
Add (deduct):			
Changes in the fair value of electricity price hedge transactions (PPA)	10,238	15,671	81,682
Total Adjusted equity (B) (**)	**114,788**	**129,778**	**135,707**
Adjusted CAP, net (C)	**120,925**	**197,857**	**205,859**
Adjusted Financial Debt, net to Adjusted CAP, net (A/C)	**5.1%**	**34.5%**	**34.1%**

* Debt amounts presented not including associated costs which were capitalized and therefore offset from the debt amount

** As defined in the Series C and D Deed of Trust

Use of NON-IFRS Financial Measures

The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities). Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company's leverage ratios and borrowings.

While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies.

27

 Appendix C – Biogas EBITDA and Adjusted FFO  Use of NON-IFRS Financial Measures  EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) is calculated by adding tax and financing expenses to EBITDA. The Company uses the term “Adjusted FFO” to highlight the fact that the financing expenses presented in the calculation of Adjusted FFO exclude interest on inter-company loans. The Company presents these measures in order to enhance the understanding of the Company’s bio gas operations and to enable comparability between periods. While the Company considers these non- IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account our commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company’s operating performance. A reconciliation between measures on an IFRS and non-IFRS basis is provided in this slide.  Reconciliation of Biogas Net Income to EBITDA & Adjusted FFO (in € millions)  2022 (E)  2023 (E)  2024 (E)  2025 (E)  2026 (E)  Net Income (loss) for the period  (1.9)  1.2  6.1  2.4  2.4  Financing Expenses, net  0.4  0.3  0.3  0.2  0.1  Taxes on Income  -  -  -  -  -  Depreciation  2.5  2.6  2.6  2.6  2.6  EBITDA  1  4.1  9  5.2  5.1  Interest on bank loans  (0.4)  (0.3)  (0.3)  (0.2)  (0.1)  Taxes on Income  -  -  -  -  -  Adjusted FFO  0.6  3.8  8.7  5  5

THANK YOU

For further Info

Ran Fridrich, CEO| ranf@ellomay.com

Kalia Rubenbach, CFO | kaliaw@ellomay.com

www.ellomay.com

ellomay

CAPITAL LIMITED